Filed Pursuant to Rule 433

Registration No. 333-229627

CSX Corporation

PRICING TERM SHEET

March 26, 2020

$500,000,000 3.800% Notes due 2050 (the “Notes”)

Issuer:	CSX Corporation

Expected Ratings*:	Baa1 / BBB+

Security:	3.800% Notes due 2050

Size:	$500,000,000

Maturity Date:	April 15, 2050

Coupon:	3.800%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.536%

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	124-08;1.376%

Spread to Benchmark Treasury:	+ 245 bps

Yield to Maturity:	3.826%

Make-Whole Call:	T + 40 bps

Par Call:	Within six months prior to the maturity date

Trade Date:	March 26, 2020

Expected Settlement Date:	March 30, 2020 (T+2)

CUSIP / ISIN:	126408 HS5 / US126408HS51

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, or UBS Securities LLC toll-free at 1-888-827-7275.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.